111 Congress Avenue, Suite 1700 Austin, Texas 78701 512.320.9200 Phone 512.320.9292 Fax andrewskurth.com

August 9, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549-4561

Mail Stop 4561

RE:	LDR Holding Corporation

Confidential Draft Registration Statement on Form S-1

Submitted on July 18, 2013

CIK No. 0001348324

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, LDR Holding Corporation (the “Company”), in response to comments (the “Comments”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 1, 2013 (the “Staff Letter”) relating to the above-referenced submission (the “Submission”). The Company is concurrently submitting an amended draft registration statement on Form S-1, which incorporates changes made in response to the Staff’s comments (“Confidential Submission No. 4” and, the Submission as so amended by Confidential Submission No. 4, the “Registration Statement”).

For the convenience of the Staff, we have reproduced the Comments in italicized, bold type and followed each Comment with the Company’s response. Except as otherwise specifically indicated, page references correspond to the pages of Confidential Submission No. 4.

General

1.	We note your response to our prior comment 3, however your graphics continue to contain unbalanced disclosure focusing disproportionately on the positive aspects of your products. We also note that the graphics still contain more text than necessary to explain the visuals and appear to repeat information in the summary and business sections. Please revise accordingly.

Response:	The Company has revised the graphics included on the front and back covers of the prospectus included within the Registration Statement in response to the Staff’s Comment.

Austin Beijing Dallas Houston London New York Research Triangle Park The Woodlands Washington, DC

Securities and Exchange Commission

Re: LDR Holding Corporation

August 9, 2013

2.	It remains unclear why you believe the chart on the back cover page is an appropriate graphic for investors. Please tell us why you believe the data reflected in this chart provides representative information regarding patients’ experiences. In addition, tell us why you do not believe it is necessary to add more context to this chart so investors may fully understand the information presented, including how “success” is defined. The Company will revise future filings to include updated financial statements, as required by Rule 3-12 of Regulation S-X.

Response:	The Company has revised the graphic included on the back cover of the prospectus included within the Registration Statement in response to the Staff’s Comment.

Prospectus Summary

3.	We note your response to our prior comment 5 regarding the FDA approval status of your Mobi-C product. Generally, it is inappropriate to describe your product assuming FDA approval when such approval has not been granted yet. You should revise your disclosure appropriately prior to seeking effectiveness.

Response:	The Company acknowledges the Staff’s Comment and notes that the Company received FDA approval for Mobi-C to treat one-level cervical disc disease on August 7, 2013 and the Company expects Mobi-C to receive FDA approval for Mobi-C to treat two-level cervical disc disease in late-August 2013. The Company will revise the Registration Statement prior to seeking effectiveness so that the Registration Statement does not contain any assumptions regarding FDA approval of Mobi-C.

4.	We note your response to prior comment 6. Please revise so that the discussion of your losses is not in parentheses. Also, it is unclear why you believe that adjusted EBITDA is an appropriate metric for inclusion in the summary discussion. Please revise or advise.

Response:	The Company has revised the disclosure on pages 1 and 90 of the Registration Statement in response to the Staff’s Comment.

5.	We note the supporting materials you have provided in response to prior comment 7. Based upon our review of the materials, it is unclear why you believe it is appropriate to include in the prospectus broad definitive statements about your products when the materials that you appear to rely on for such statements are not independent or objective and are not in the public domain. If the statements are based on your belief, please say that clearly rather than implying otherwise. We also note that your statements in the prospectus about “rapid adoption” are based on your revenues, rather than on market adoption as implied in your disclosure. Please revise your disclosure accordingly.

Securities and Exchange Commission

Re: LDR Holding Corporation

August 9, 2013

Response:	The Company has revised the disclosure throughout the Registration Statement in response to the Staff’s Comment.

6.	We note that you have provided only limited revisions in response to prior comment 8. Specifically, it appears that you have revised one sentence on page 1 and added another sentence on page 2. These revisions are insufficient. Please review your summary and business sections and revise to address relevant limitations and/or competitive disadvantages of your products. Please avoid repeating disclosure verbatim in these sections.

Response:	The Company has revised the disclosure throughout the Registration Statement in response to the Staff’s Comment.

7.	Your disclosure on page 4 states that the cervical disc market is “relatively small.” Revise to ensure that your discussion throughout the prospectus accurately reflects the current size and limitations of this nascent market. Your current disclosure, including your statements that the Mobi-C, if approved, will drive significant revenue growth for you, focuses disproportionately on the market’s future growth potential rather than its present early stage development.

Response:	The Company has revised the disclosure throughout the Registration Statement in response to the Staff’s Comment.

Summary Consolidated Financial Information, page 10

8.	We note your response to prior comment 12. Please provide us with a more detailed analysis as to why the pro forma presentation of the conversion of the convertible notes into common stock is factually supportable in accordance with Article 11 of Regulation S-X.

Response:	The Company believes that it is probable that the holders of the convertible notes will elect to convert the convertible notes into common stock upon the consummation of the Company’s initial public offering and that the disclosure of such transaction would be material to investors. Therefore, pursuant to Rule 11-01(a)(8) of Regulation S-X, the Company believes that it is appropriate to include a pro forma presentation of the conversion of the convertible notes in the Registration Statement. Prior to filing a preliminary prospectus with the Commission, the Company expects to obtain binding commitments from each of the holders of the convertible notes providing that such holders will elect to convert their convertible notes into common stock upon the consummation of the offering. The Company has revised page 145 of the Registration Statement to include a reference to the Company’s intention to obtain such binding commitments.

Securities and Exchange Commission

Re: LDR Holding Corporation

August 9, 2013

9.	We note that you are presenting pro forma balance sheet information that consists of adjustments resulting from separate transactions, including the Reorganization, the conversion of the preferred stock and the conversion of the convertible notes. Please revise to provide pro forma financial information in accordance with Article 11 of Regulation S-X, with separate columns for each separate transaction for which you are presenting pro forma effects.

Response:	The Company has revised the Registration Statement as requested by the Staff’s comment. Please see the section of the Registration Statement entitled “Unaudited Pro Forma Financial Information” beginning on page 63 of the Registration Statement.

The safety and efficacy of some of our products…, page 23

10.	With a view toward disclosure, please provide additional detail regarding the nature of your post-market clinical obligations, including expected timetables and anticipated costs to you.

Response:	The Company has revised the disclosure on pages 24 and 31 of the Registration Statement in response to the Staff’s Comment. The Company respectfully advises the Staff that the post-market clinical and reporting obligations are statutory or regulatory obligations and not obligations that arose because of specific concerns about its products. For example, in the European Union, manufacturers of medical devices are required by Directive 93/42/EEC to collect post-marketing clinical data in relation to their CE marked medical devices. Post-market surveillance includes the conduct of post-market clinical follow-up studies permitting manufacturers to gather information concerning quality, safety or performance of medical devices after they have been placed on the market in the EU. All information collected as part of the post-market surveillance process must be reviewed, investigated and analyzed on a regular basis in order to determine whether trending conclusions can be made concerning the safety or performance of the medical device and decisions must be taken in relation to the medical devices currently on the market. The costs associated with this post-marketing clinical data are expected to be immaterial to the Company.

In the United States, as a condition of the approval for one-level Mobi-C use issued by the FDA on August 7, 2013, the Company will be required to conduct a post-approval study of Mobi-C, as well as an Enhanced Surveillance Study. With respect to the post-approval study, this will take the form of continued follow-up for the existing pivotal clinical trial subjects and is expected to cost approximately $1.35 million annually. The Enhanced Surveillance Study would be a post-market study designed primarily to identify any complaints or adverse events occurring in patients implanted with the device during the first year of commercial use in the United States, with an expected cost of $150,000.

Securities and Exchange Commission

Re: LDR Holding Corporation

August 9, 2013

Critical Accounting Policies and Estimates, page 75

Stock-based compensation, page 78

11.	We note your response to prior comment 45. Please revise to include a discussion similar to your response of the basis for the company’s conclusions regarding the extent to which it used the historical volatility of comparable publicly traded companies in accordance with Question 5 of SAB Topic 14.D.1.

Response:	The Company has revised the disclosure on page 82 of the Registration Statement in response to the Staff’s Comment.

Suppliers, page 105

12.	We note your response to prior comment 28. However, it is unclear from your response whether you have material contracts with non-single source or non-limited source suppliers. Please clarify and note that your disclosure should describe the terms of these agreements, if any.

Response:	The Company has revised the disclosure on page 109 of the Registration Statement in response to the Staff’s Comment.

Competition, page 106

13.	We note your response to prior comment 29. Revise this section to describe more specifically the products currently on the market that will directly compete with the Mobi-C. Given your prominent disclosure elsewhere in the prospectus regarding the uniqueness of your Mobi-C product and your expectation that it will be the first FDA approved device of its kind, please add provide balancing disclosure regarding the competitive landscape throughout the prospectus, as appropriate.

Response:	The Company has revised the disclosure on page 110 of the Registration Statement in response to the Staff’s Comment.

Securities and Exchange Commission

Re: LDR Holding Corporation

August 9, 2013

14.	We note the sixth sentence of the first paragraph of this section. Please clarify whether the “smaller spine market participants” that you have identified compete in the traditional and/or non-traditional markets. In addition, please characterize the size of these additional market participants relative to your company, rather than relative to the significant competitors referenced in the preceding sentence in the paragraph.

Response:	The Company has revised the disclosure on page 110 of the Registration Statement in response to the Staff’s Comment.

15.	We note your responses to prior comments 33 and 34. Please update to provide the requested information as of the most recent dates practicable.

Response:	The Company has revised the disclosure on pages 146 and 147 of the Registration Statement in response to the Staff’s Comment.

Notes to Consolidated Financial Statements, page F-7

Note 2 – Significant Accounting Policies, page F-7

(i) – Goodwill and Other Intangible Assets, page F-10

16.	We note your response to prior comment 35 and related disclosures on page F-15. Please further disclose the nature of the costs that were initially capitalized, such as acquisition costs, legal fees, application costs and defense costs. If such costs are other than third party acquisition costs for an existing patent, disclose how you determine which costs are capitalized versus the costs that are expensed.

Response:	The Company has revised the disclosure on page F-10 of the Registration Statement in response to the Staff’s Comment to include the nature of costs that are capitalized and expensed related to its patents. The Company respectfully informs the Staff that from inception, the Company has not incurred material costs associated with the acquisition of existing patents from third parties.

(q) – Net Loss Per Share, page F-13

17.	We note your response to prior comment 38. We note that these instruments should be included in both basic and diluted EPS, even if anti-dilutive. Please revise your policy and adjust your net loss per share calculation to reflect the warrants issued for nominal consideration in a manner similar to a stock split or stock dividend for which retroactive treatment is required by paragraph 260-10-55-12 of the FASB ASC. Refer to SAB Topic 4.D.

Securities and Exchange Commission

Re: LDR Holding Corporation

August 9, 2013

Response:	The Company respectfully advises the Staff that it has considered SAB Topic 4.D. when evaluating the appropriate treatment of its liability classified warrants within its basic EPS calculations. In doing so, the Company considered that upon the holder’s exercise of the associated warrants, the Company will be settling a recorded liability, which has been recorded at fair value at each reporting period with changes thereto recorded in earnings. As a result, upon exercise of the warrant, the Company will benefit from relieving the liability and thus, a liability classified warrant is not a warrant issued for nominal consideration. The Company, therefore, did not deem this liability and its ultimate settlement to be nominal, and thus, deemed the instrument to be outside of the guidance noted in SAB Topic 4.D. In addition, the Company reviewed the terms of the warrant under paragraph 260-10-55-25 and concluded the warrant was not considered a participating security because the holder of the warrant is not entitled to any cash dividends. To further clarify the Company’s accounting policy, the Company has deleted the phrase “nominal consideration” from the disclosure on page F-13 of the Registration Statement in response to the Staff’s Comment. Our independent registered public accounting firm consulted with its national office on the accounting for this transaction.

Note 9 – Long-term Debt, page F-17

(c) – Loan Facility, page F-17

18.	We note the amended loan facility in February 2011 resulted in a $1.5 million reduction in additional paid in capital. Please tell us why this was not recognized currently in income of the period. Refer to Subtopic 470-50 of the FASB Accounting Standards Codification.

Response:	The Company respectfully advises the Staff that is connection with the amendment to the loan facility in February 2011 and the modification of the prior equity classified warrants (the “Original Warrants”) issued to the lender, the Company considered if the loan modification was substantial, as defined by ASC 470-50-40-10. Under ASC 470-50-40-10, a debt instrument is deemed to have been modified in a nontroubled debt situation if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cashflows under the terms of the original instrument. The Company compared the present value of the cash flows under the amended loan facility to the present value of the remaining cash flows as of the date of the modification under the original loan facility, including the change in fair value of the warrants prior to and after the modification, and determined that the difference was less than 10 percent, and thus, was not substantial. Additionally, the Company considered the appropriate treatment of the warrant modification, which due to the anti-dilution provisions discussed in footnote 9(c) to the consolidated financial statements, resulted in the Original Warrants becoming liability classified (the “Modified Warrant”). Accordingly, the liability associated with the Modified Warrant was recorded at its estimated fair value at issuance of $1.9 million and consideration was given to the appropriate debit to this transaction.

Securities and Exchange Commission

Re: LDR Holding Corporation

August 9, 2013

In doing so, the Company considered ASC paragraph 480-10-30-2, which states “If a conditionally redeemable instrument becomes mandatorily redeemable, upon reclassification the issuer shall measure that liability initially at fair value and reduce equity by the amount of that initial measure, recognizing no gain or loss.” Additionally, the Company considered ASC paragraph 815-40-35-9 which states “If a contract is reclassified from permanent or temporary equity to an asset or a liability, the change in fair value of the contract during the period the contract was classified as equity shall be accounted for as an adjustment to stockholders’ equity. The contract subsequently shall be marked to fair value through earnings.” Through analogy to the above, the Company concluded that the appropriate accounting for the warrant modification was to reclassify out of equity the fair value of the Original Warrants as of the modification date, which was estimated at approximately $1.5 million. As the Modified Warrant was issued in connection with the debt modification, the remaining $350,000 was accounted for as a debt discount, and is being accreted to interest expense over the term of the loan facility. Our independent registered public accounting firm consulted with its national office on the accounting for this transaction.

19.	Please provide the disclosures required by Section 815-40-50 of the FASB Accounting Standards Codification for the warrants. Include a discussion of your policy for the reassessment and reclassification of this contract under paragraph 815-40-35-8 of the FASB Accounting Standards Codification.

Response:	The Company respectfully advises the Staff that the reclassification of the Original Warrants discussed in the Company’s response to the Staff’s comment 18, resulted from the amendment to the applicable agreement during February 2011, which has not been amended since. Accordingly, it is not contemplated that further reclassifications will occur, absent further agreement modification; however, pursuant to paragraph 815-40-35-8 of the FASB Accounting Standards Codification, the Company does assess the classification of the contract at each balance sheet date.

Additionally, pursuant to the requirements of section 815-40-50 of the FASB Accounting Standards Codification, within footnote 9(c ) to the Company’s consolidated financial statements, the Company has disclosed the reclassification of the Original Warrants to a liability in February 2011 resulting from the modification of the Original Warrants and the effects on the Company’s financial statements. This disclosure includes the adjustment to equity discussed in the Company’s response to the Staff’s comment 18 and section 815-40-35-9 of the FASB Accounting Standards Codification (included in footnote 9(c) to the Company’s consolidated financial statements), the required fair value measurements of the warrant at each reporting period and the resulting charges to earnings for changes thereto (included in footnote 2(o) to the Company’s consolidated financial statements) and the summary of the warrant activity and assumptions used to value the warrant liability at each reporting period (included in footnote 10(h) to the Company’s consolidated financial statements). The Company has revised the disclosure on page F-12 of the Registration Statement to refer the reader to the various sections in the consolidated financial statements where the Company included the required disclosures related to the warrants noted above.

Securities and Exchange Commission

Re: LDR Holding Corporation

August 9, 2013

(d) – Convertible Notes, page F-19

20.	Please tell us how you have accounted for the contingent beneficial conversion feature, which appears to be an embedded derivative within a hybrid instrument. If this feature has not been measured and separated from the host contract, the hybrid instrument should be recorded at fair value. Refer to paragraphs 815-15-25-52 through -53, 815-15-30-1 and 815-15-35-2 of the FASB ASC. Revise your fair value table on page F-11 to reflect these notes and provide the disclosures under paragraphs 815-15-50-2 and 825-10-50-10 of the FASB ASC as needed.

Response:	The Company respectfully advises the Staff that the Company considered the guidance outlined in section 815 of the FASB ASC and concluded that the contingent beneficial conversion feature was not an embedded derivative. Specifically, while the feature does have an underlying, a notional and required no initial net investment, the Company concluded that the conversion option would not meet the net settlement requirement under 815-10-15-83 for it to be considered a derivative. In drawing this conclusion, the Company noted the following:

•	The agreement does not provide for contractual net settlement;

•	There is currently no public market for the Company’s stock as a private entity (i.e. the shares to be received upon conversion are not readily convertible to cash); and

•	There is no market mechanism for net settlement.

Accordingly, as the Company concluded the debt did not contain an embedded derivative requiring separation from the host contract, recording the hybrid instrument at fair value pursuant to ASC 815-15-25 was not deemed applicable. Upon the resolution of the contingency, the Company will record a beneficial conversion feature charge to earnings in the period of conversion. The Company plans to include the impact of the beneficial conversion feature in its pro forma financial information presented in the prospectus and has revised the disclosure on page F-20 of the Registration Statement to discuss the beneficial conversion feature. Our independent registered public accounting firm consulted with its national office on the accounting for this transaction.

Securities and Exchange Commission

Re: LDR Holding Corporation

August 9, 2013

Note 10 – Stockholders’ Equity, page F-20

(g) – Escrow Agreement, page F-21

21.	We note your response to prior comment 42. We note the terms of your put-call agreement do not appear identical to the guidance you cited, or under paragraphs 480-10-55-59 through 480-10-55-62 of the FASB ASC, and that such guidance is limited to the specific derivative instruments described. Please provide us with further analysis or other support for your position, including a comparison of the current rights of the Medical shares as compared to the Registrant’s shares. We further note this agreement has been amended. Discuss any circumstances under which the put-call agreement could be further amended or terminated.

Response:	The Company entered into the Put-Call Agreement in connection with the 2006 reorganization pursuant to which Médical and LDR Spine each became subsidiaries of the Company. The purpose of the Put-Call Agreement was to ensure that the Company controlled Médical while delaying any adverse French tax consequences to the holders of Médical stock until such time as the Company’s stock became liquid (i.e., upon a liquidation event or an initial public offering), thereby providing the holders of Médical stock a means to pay the French taxes. Given the unique nature of the put-call agreement and its impact on the equity structure of the Company, the Company considered the guidance cited previously by analogy and considered the substance of the equity interests of Médical on the Company’s consolidated financial statements and concluded that in substance it effectively controlled 100% of Médical. With respect to the rights associated with the Médical shares, the Company considered the following rights of the Médical shares as compared to the Company’s shares:

•

Médical stockholders do not have any incremental rights associated with such shares over the rights of the Company’s stockholders. The rights of the Médical stockholders are governed exclusively at the Company level and in accordance with the Company’s governance documents. Additionally, the Médical stockholders entered into a voting agreement, whereby the Médical stockholders agreed to provide the Company the right to vote the Médical stockholders’ shares and the power to control Médical. Therefore, the Company controls all voting rights over Médical and decisions for Médical are made by the Company’s Board of Directors. Accordingly, Médical stockholders do not hold incremental voting rights related to Médical as compared to other Company stockholders.

•

Médical has its own board of directors, which includes some common board directors with the Company, and some incremental directors, but the Médical stockholders do not have incremental voting rights to elect those directors.

Securities and Exchange Commission

Re: LDR Holding Corporation

August 9, 2013

•

The Company has a right of first refusal to purchase any Médical shares held by Médical stockholders. In the event that the Company does not exercise its right to purchase such Médical shares, Médical stockholders may not sell their shares without the consent of all Médical stockholders; however, if a Médical stockholder does sell Médical shares, the shares will continue to be puttable for the Company’s shares.

•

Upon a sale of the Company, the proceeds would be distributed to the Médical stockholders in accordance with the Company’s Certificate of Incorporation. If Médical were to be liquidated, the Médical stockholders would not be entitled to anything incremental to what the remainder of the Company’s stockholders would receive.

As a result, the Company concluded that effectively 100% of Médical’s net assets are attributable (directly or indirectly) to the Company, and thus, has not reported non-controlling interest.

Our independent registered public accounting firm consulted with its national office on the accounting for this transaction.

The Company respectfully advises the Staff that an amendment to the put-call agreement has been approved by the Company’s board of directors. The amendment will require the holders of the Médical shares to convert these instruments into shares of the Company’s common stock upon the consummation of the Company’s initial public offering. Following the consummation of the initial public offering, any Médical shares issued upon the exercise of warrants to purchase Médical stock will be converted into shares of the Company’s common stock, pursuant to the terms of the put-call agreement, as amended. The put-call agreement will terminate when there are no longer any Médical shares (or warrants to purchase Médical shares) held by anyone other than the Company. Aside from the amendment to the put-call agreement described above, the Company does not anticipate any further amendment to this agreement.

Exhibits

22.	We note your response to our prior comment 24 that the company will file all exhibits upon the first public filing of the registration statement. Please tell us why you are not able to file these exhibits prior to such public filing. Note that the staff may have additional comment upon filing of the agreements.

Response:	The Company has filed a substantial portion of the exhibits to the Registration Statement with Amendment No. 4 and will file the other exhibits as they become available.

*        *        *         *

Securities and Exchange Commission

Re: LDR Holding Corporation

August 9, 2013

Please refer any questions to the undersigned at (512) 320-9290.

Respectfully submitted,

Andrews Kurth LLP

/s/ Carmelo Gordian
Carmelo Gordian